Filed Pursuant to Rule 253(g)(2)

File No. 024-10504

Fundrise Equity REIT, LLC

SUPPLEMENT NO. 5 DATED OCTOBER 3, 2018

TO THE OFFERING CIRCULAR DATED AUGUST 10, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (the “Company,” “we,” “our” or “us”), dated August 10, 2018 and filed by us with the Securities and Exchange Commission (the “SEC”) as part of our post-qualification amendment that was qualified by the SEC on August 10, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Appendix: Information Contained in Semi-Annual Report on Form 1-SA for the Semiannual Period Ended June 30, 2018

Appendix

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of June 30, 2018. The financial statements included in this filing as of June 30, 2018 and for the six months ended June 30, 2018 and June 30, 2017 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Overview

Fundrise Equity REIT, LLC is a Delaware limited liability company formed on June 30, 2015 to originate, invest in and manage a diversified portfolio of commercial real estate properties. We use the net proceeds from our Offering to originate, acquire and structure a diversified portfolio of commercial real estate properties. Operations commenced on February 27, 2016. We may also invest, to a limited extent, in commercial real estate loans, as well as commercial real estate debt securities and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The use of the terms “Fundrise Equity REIT”, the “Company”, “we”, “us” or “our” in this Semi-annual Report refer to Fundrise Equity REIT, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2016, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986.

We are externally managed by Fundrise Advisors, LLC, which is an investment adviser registered with the SEC and a wholly-owned subsidiary of our Sponsor, Rise Companies Corp., the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates an online investment platform www.fundrise.com (the “Fundrise Platform”). Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf.

We do not currently have any employees, nor do we currently intend to hire any employees who will be compensated directly by us.

Offering Results

We have offered, are offering, and will continue to offer up to $50 million in common shares in our Offering in any given twelve month period. As of August 20, 2018 and June 30, 2018, we have raised total gross offering proceeds of approximately $93.4 million and $83.7 million, respectively, from settled subscriptions (including the $200,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor). As of August 20, 2018 and June 30, 2018 we have settled subscriptions in our Offering and private placements of approximately 9,106,000 and 8,224,000, respectively, of our common shares. Assuming the settlement for all subscriptions received as of August 20, 2018, approximately 854,000 of our common shares remained available for sale to the public under our Offering. Until September 30, 2016, the per share purchase price for our common shares was $10.00 per share, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price is adjusted every fiscal quarter and, as of January 1st, April 1st, July 1st and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter), will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value, or NAV, divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (NAV per share). Beginning on January 1, 2018, the per share purchase price of our common shares was updated to $10.46 per share, and beginning on April 1, 2018, the per share purchase price of our common shares was updated to $10.71 per share. The per share purchase price for our common shares is currently $11.03 per share. Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity on a monthly basis, after observing a mandatory 60 day waiting period, for their investment in our shares.

Distributions

To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

2

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates.

 On July 13, 2016, we paid our first distribution to shareholders for the distribution period of April 1, 2016 through June 30, 2016. In addition, our Manager has declared daily distributions for shareholders of record as of the close of business on each day for the periods as shown in the table below:

Distribution Period	Daily Distribution Amount/Common Share		Date of Declaration	Payment Date (1)	Annualized Yield (2)
04/01/16 – 04/30/16	0.0021917808		03/31/16	7/13/16	8.00%
05/01/16 – 06/30/16	0.0021917808		04/20/16	7/13/16	8.00%
07/01/16 – 09/30/16	0.0021917808		06/08/16	10/13/16	8.00%
10/01/16 – 10/31/16	0.0021917808		09/30/16	1/12/17	8.00%
01/01/17 – 03/31/17	0.0013698630		12/31/16	4/21/17	8.00	%(3)
02/09/17 – 03/31/17	0.0014504432		02/09/17	4/21/17	8.00	%(3)
04/01/17 – 06/30/17	0.0021917808		03/21/17	7/21/17	8.00%
07/01/17 – 09/30/17	0.0021917808		06/26/17	10/10/17	8.00%
10/01/17 – 12/31/17	0.0022465753		09/28/17	01/10/18	8.20%
01/01/18 – 01/31/18	0.0016438360		12/22/17	04/11/18	6.00%
02/01/18 – 02/28/18	0.0016438356		01/26/18	04/11/18	6.00%
03/01/18 – 03/31/18	0.0016438356		02/27/18	04/11/18	6.00%
04/01/18 – 04/30/18	0.0016438356		03/28/18	07/11/18	6.00%
05/01/18 – 05/31/18	0.0016438356		04/30/18	07/11/18	6.00%
06/01/18 – 06/30/18	0.0016438356		05/29/18	07/11/18	6.00%
07/01/18 – 07/31/18	0.0016438356		06/28/18	10/21/18	6.00%
08/01/18 – 08/31/18	0.0016438356		07/27/18	10/21/18	6.00%
Weighted Average	0.0018952823	(4)			6.92	%(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from April 1, 2016 through August 31, 2018.

(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

Any distributions that we make directly impact our NAV, by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of your investment, your distributions plus the change in NAV per share (either positive or negative) will produce your total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

3

Redemption Plan

We have adopted a redemption plan whereby, on a monthly basis, after observing a mandatory 60-day waiting period, a shareholder may obtain liquidity as described in detail in our Offering Circular. However, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of June 30, 2018, approximately 329,000 common shares have been submitted for and 100% of such redemption requests have been honored.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. Generally Accepted Accounting Principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2- Summary of Significant Accounting Policies, included in our financial statements, for a more thorough discussion of our accounting policies and procedures.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate revenues from net interest income on our commercial real estate debt investments, as well as cash flow distributions and equity in earnings from our investments in unconsolidated joint ventures. We may also seek to acquire investments which generate attractive returns without any leverage. See Note 2, “Summary of Significant Accounting Policies—Revenue Recognition,” in our financial statements for further detail.

Results of Operations

For the six months ended June 30, 2018 and 2017, we had total net income of approximately $124,000 and a net loss of approximately $85,000, respectively.

The Company had seven and four investments as of June 30, 2018 and 2017, respectively.

Income

Interest Income

For the six months ended June 30, 2018 and 2017, we earned interest income of approximately $104,000 and $0, respectively, from our investments.

Equity in Earnings

For the six months ended June 30, 2018 and 2017, we incurred equity in earnings of approximately $400,000 and $261,000 from our equity method investees, respectively. The increase in equity in earnings is primarily due to stabilization and performance of our value-add equity method investees during the six months ended June 30, 2018.

Expenses

General and Administrative

For the six months ended June 30, 2018 and 2017, we incurred general and administrative expenses of approximately $84,000 and $86,000, respectively, which included auditing and professional fees, bank fees, organizational costs and other costs associated with operating our business.

4

Asset Management Fees

For the six months ended June 30, 2018 and 2017, we incurred asset management fees of approximately $298,000 and $228,000, respectively. The increase in the amount of asset management fee is attributable to our increase in our NAV, as the asset management fee is calculated as percentage of NAV each quarter. The increase in NAV is attributable to both an increase in capital raised, and the strong performance of our equity method investees.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We are dependent upon the net proceeds from our Offering to conduct our operations. We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of commercial real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2018 we had deployed approximately $70.3 million for seven investments and had $10.9 million in cash and cash equivalents. In addition to our investments, we have future funding commitments up to an additional $7.5 million related to our investments in real estate debt investments as of June 30, 2018. As of December 31, 2017, we had deployed approximately $54.4 million for four investments and had $10.3 million in cash. We anticipate that proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations as of June 30, 2018.

We receive distributions from our Equity Method Investees that represent cash flow from operations from the investment. During the six months ended June 30, 2018 and 2017, we received cash distributions of approximately $11.4 million and $3.2 million, respectively.

As of June 30, 2018 and December 31, 2017, we had no outstanding debt.

We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. Our target portfolio-wide leverage is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-market-to-market financing to the extent obtainable on a cost effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-market-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee. In order to manage this liquidity, we have a Sixth Amended and Restated Promissory Grid Note that allows us up to $10.0 million in additional liquidity in an agreement executed with our Sponsor (see Note 7 – “Related Party Arrangements—Rise Companies Corp, Member and Sponsor” in our financial statements). Additionally, we have the ability to raise an additional amount of our common shares representing the maximum number of shares available to be offered out of the rolling 12-month maximum offering amount of $50.0 million in our common shares.

Outlook and Recent Trends

We believe that the near and intermediate-term market for investment in select commercial real estate properties, commercial real estate equity investments, joint venture equity investments, and other real estate related assets is compelling from a risk-return perspective. Given the prospect of a continued tightening of Federal Reserve monetary policy, we continue to favor a strategy weighted toward targeting equity investments with significant potential value creation but below the radar of institutional-sized investors. In contrast, returns typically associated with core real estate properties in major gateway markets, and stabilized trophy assets have generally become overpriced in a pursuit of safety over value. We believe that our investment strategy, combined with the experience and expertise of our Manager’s management team, will provide opportunities to originate investments with attractive long-term equity returns and strong structural features with local, joint venture real estate companies, thereby taking advantage of changing market conditions in order to seek the best risk-return dynamic for our shareholders..

Off-Balance Sheet Arrangements

As of June 30, 2018 and December 31, 2017 we had no off-balance sheet arrangements.

5

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see “Note 7, Related Party Arrangements” in our financial statements.

Recent Developments

Event	Date	Description
Other

1. Status of our Offering	8/20/18	As of August 20, 2018, we had raised total gross offering proceeds of approximately $93.4 million from settled subscriptions (including the $200,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 9,106,000 of our common shares.

2. Declaration of August Distributions	7/26/18	On July 27, 2018, our Manager declared a daily distribution of $0.0016438356 per share for shareholders of record as of the close of business on each day of the period commencing on August 1, 2018 and ending on August 31, 2018. More information can be found here.

3. Share Purchase Price Update	7/1/18	Beginning on July 1, 2018 the per share purchase price of our common shares was updated to $11.03 due to a quarterly change in NAV. More information can be found here.

Investments

Real Estate Debt Investment	7/18/18	On July 18th, 2018, we acquired additional ownership of a “majority-owned subsidiary”, Aspect Promenade JV LP (the “RSE Aspect Promenade Controlled Subsidiary”), for an initial purchase price of approximately $7,486,000, which is the initial stated value of our additional equity interest in the RSE Aspect Promenade Controlled Subsidiary (the “Second RSE Aspect Promenade Investment”). The RSE Aspect Promenade Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized garden-style multifamily property called Park Colony totaling 316 units located at 812 S Park Road, Hollywood, FL 33021 (the “Park Colony Apartments”). On August 15th, 2018, we increased our Second RSE Aspect Promenade investment amount to approximately $12,316,000 by purchasing an affiliated entity of the seller that had maintained a 20% ownership of the Park Colony Apartments. We now own 51% of the Park Colony Apartments and ALA maintains their 49% ownership.

Item 2. Other Information

None.

Item 3. Financial Statements

6

F-1

Fundrise Equity REIT, LLC

Balance Sheets

(Amounts in thousands, except share data)

		As of
	As of June 30, 2018 (unaudited)	December 31, 2017 (*)
ASSETS
Cash and cash equivalents	$10,878	$10,339
Interest receivable	104	-
Other assets	20	3
Real estate debt investments	6,500	-
Investments in equity method investees	53,594	46,074
Deferred costs	46	74
Total Assets	$71,142	$56,490

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$58	$54
Due to related party	203	151
Settling subscriptions	688	478
Distributions payable	1,498	1,583
Redemptions payable	256	232
Total Liabilities	2,703	2,498

Members’ Equity:
Common shares; unlimited shares authorized; 8,224,344 and 6,530,643 shares issued, and 7,895,195 and 6,343,829 outstanding as of June 30, 2018 and December 31, 2017, respectively	82,653	64,728
Redemptions - common shares	(3,264)	(1,815)
Retained Earnings (Accumulated deficit)	(10,950)	(8,921)
Total Members’ Equity	68,439	53,992
Total Liabilities and Members’ Equity	$71,142	$56,490

* Derived from audited financial statements.

The accompanying notes are an integral part of these financial statements.

F-2

Fundrise Equity REIT, LLC

Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2018 (unaudited)	June 30, 2017 (unaudited)
Income (loss)
Interest income	$104	$-
Equity in earnings (losses)	400	261
Other income	2	-
Total income (loss)	506	261

Expenses
Asset management and other fees – related party	298	228
Interest expense - related party note	-	32
General and administrative expenses	84	86
Total expenses	382	346

Net income (loss)	$124	$(85)
Net income (loss) per basic and diluted common share	$0.02	$(0.02)
Weighted average number of common shares outstanding, basic and diluted	6,967,280	4,942,060

The accompanying notes are an integral part of these financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim financial statements not misleading.

F-3

Fundrise Equity REIT, LLC

Statement of Members’ Equity

For the Six Months Ended June 30, 2018 (unaudited)

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings	Total
	Shares	Amount	(Accumulated deficit)	Members’ Equity
December 31, 2017	6,343,829	$62,913	$(8,921)	$53,992
Proceeds from issuance of common shares	1,693,700	17,986	-	17,986
Offering costs	-	(61)	-	(61)
Distributions declared on common shares	-	-	(2,153)	(2,153)
Redemptions of common shares	(142,334)	(1,449)	-	(1,449)
Net income (loss)	-	-	124	124
June 30, 2018	7,895,195	$79,389	$(10,950)	$68,439

The accompanying notes are an integral part of these financial statements.

F-4

Fundrise Equity REIT, LLC

Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2018 (unaudited)	June 30, 2017 (unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$124	$(85)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in (earnings) losses	(400)	(261)
Net (increase) decrease in other assets	(17)	1
Net (increase) decrease in interest receivable	(104)	-
Net increase (decrease) in accounts payable and accrued expenses	4	(27)
Net increase (decrease) in due to related party	52	42
Net cash provided by (used in) operating activities	(341)	(330)
INVESTING ACTIVITIES:
Investment in real estate debt investments	(6,500)	-
Investment in equity method investees	(18,531)	(9,155)
Distributions received from equity method investees	11,411	3,154
Net cash provided by (used in) investing activities	(13,620)	(6,001)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	17,181	697
Proceeds from note payable - related party	-	6,210
Payoff of note payable - related party	-	(1,300)
Proceeds from subscriptions not settled	688	517
Cash paid for shares redeemed	(1,425)	(710)
Distributions paid	(1,911)	(1,295)
Offering costs	(33)	(81)
Reimbursements (to) from related party	-	(293)
Net cash provided by (used in) financing activities	14,500	3,745

Net increase (decrease) in cash and cash equivalents	539	(2,586)
Cash and cash equivalents, beginning of year	10,339	4,152
Cash and cash equivalents, end of year	$10,878	$1,566

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY:
Amortization of deferred offering costs	$61	$1
Distributions payable	$1,498	$1,984
Redemptions payable	$256	$237
Distributions reinvested in Fundrise Equity REIT, LLC through programs offered by Fundrise Advisors, LLC	$325	$-

The accompanying notes are an integral part of these financial statements.

F-5

Fundrise Equity REIT, LLC

Notes to Financial Statements (unaudited)

1.	Formation and Organization

Fundrise Equity REIT, LLC was formed on June 30, 2015, as a Delaware limited liability company to invest in a diversified portfolio of commercial real estate assets and securities. Operations commenced February 27, 2016. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Equity REIT, LLC except where the context otherwise requires.

The Company was organized primarily to originate, invest in and manage a diversified portfolio of commercial real estate loans, commercial real estate, and may also invest in commercial real estate-related debt securities and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. Substantially all of the Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”).

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

The Company’s origination, investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes. All of the investments the Company has made to date have been in domestic commercial real estate assets with similar economic characteristics, and the Company evaluates the performance of all of its investments using similar criterion.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes as of the year ended December 31, 2017. We hold substantially all of our assets directly, and as of the date of this filing have not established an operating partnership or any taxable REIT subsidiary (“TRS”) or qualified REIT subsidiary (“QRS”), though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

A maximum of $50.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve month period. The Manager has the authority to issue an unlimited number of common shares. As of June 30, 2018 and December 31, 2017, after redemptions, the Company has net common shares outstanding of approximately 7,895,000 and 6,344,000, respectively, including common shares to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of June 30, 2018 and December 31, 2017, the Sponsor owned 350 common shares and 350 common shares, respectively. In addition, as of June 30, 2018 and December 31, 2017, Fundrise, L.P., an affiliate of the Sponsor, has purchased an aggregate of 19,900 common shares at $10.00 per share in a private placement for an aggregate purchase price of approximately $199,000.

As of June 30, 2018 and December 31, 2017, the total amount of equity outstanding by the Company on a gross basis before considering amortization of offering costs was approximately $80.5 million and $63.9 million, respectively, and the total amount of settling subscriptions was approximately $688,000 and $478,000, respectively. The settling subscription amounts as of June 30, 2018 were based on $10.71 per share price and as of December 31, 2017 were based on $10.45 per share price.

During the year ended December 31, 2016, we qualified our initial offering of up to $50.0 million in common shares with an initial purchase price of $10.00 per share. We subsequently qualified additional shares in 2017 and 2018. Purchase prices for these shares fluctuated based on the declaration of quarterly net asset value ("NAV").The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the Offering.

The Company's Manager, Fundrise Advisors, LLC, has established various plans by which individual clients of the Manager may elect to have distributions received from eREITs and eFunds reinvested across such individual client's Fundrise portfolio according to such individual client's selected preferences ("Reinvestment Plans"). Shares purchased through such Reinvestment Plans are done so at the effective price at the time of distribution issuance. As of June 30, 2018 and December 31, 2018 approximately $677,000 and $352,000, respectively, of distributions declared by the Company have been reinvested directly into the Company through such Reinvestment Plans, and approximately $2.0 million and $1.1 million, respectively, of distributions declared by the Company have been reinvested into other programs of the Sponsor through such Reinvestment Plans.

F-6

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company are prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the financial statements prepared under U.S. GAAP have been condensed or omitted.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2017 balance sheet and certain related disclosures are derived from the Company’s December 31, 2017 audited financial statements. These financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The financial statements as of June 30, 2018 and for the six months ended June 30, 2018 and 2017, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those financial statements comparable to audited results.

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less. Cash and cash equivalents are carried at cost which approximates fair value.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average common shares outstanding during the period.

Organizational and Offering Costs

Organizational and offering costs of the Company are initially being paid by the Manager on behalf of the Company. Organization costs include all expenses incurred by the Company in connection with its formation. Offering costs represent costs incurred by the Company in the qualification of the Offering and the marketing and distribution of common shares, include, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. Pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company, subject to a minimum offering raise, as described below.

The Sponsor established a number of programs as real estate investment trusts that will be similar in structure to ours. As the Company was one of the Sponsor’s initial such programs, it was anticipated that the legal fees and other formation and structuring expenses incurred by the Manager in qualifying this offering may be substantially higher than those of future similar programs. Accordingly, the Manager has agreed to allocate legal fees incurred in establishing the first ten such programs (including us) that exceed the estimated legal fees of $313,000 per program, to other programs sponsored by the Sponsor. As a result, we and each of the other nine programs may be required to reimburse the Manager for up to $313,000 in legal fees incurred in preparing such offerings. The Sponsor believes that this allocation of legal fees to future similar programs is the most equitable way to ensure that all of the first ten programs bear the burden of establishing a working framework for similar offerings under the newly revised rules of Regulation A. If the Sponsor is not successful in organizing an offering for each of the other nine programs, the Sponsor will bear the legal costs that exceed the portion allocated to us.

F-7

After the Company raised $1.0 million in its initial Offering (not including the $200,000 received or to be received in the private placements to the Sponsor and Fundrise, L.P.), beginning on the date that the Company started its operations, it started to reimburse the Manager, without interest, for these organization and offering costs incurred both before and after that date. Reimbursement payments are made in monthly installments; however, the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from the Offering. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess is eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full. The Manager may incur expenses in relation to subsequent Offerings related to the Company. Such Offerings will be subject to the reimbursement limit of 0.50%; provided however no reimbursement shall be made which, as a result of the reimbursement, would cause the net asset value to be less than $10.00 per share. As of June 30, 2018 and December 31, 2017 the Company had reimbursed the Manager approximately $999,000 and $999,000, respectively.

During the six months ended June 30, 2018 and the year ended December 31, 2017, the Manager has not incurred reimbursable organizational and offering costs or reimbursable legal fees on behalf of the Company. Organizational costs are expensed as incurred, and offering costs are amortized ratably as a reduction to members’ equity based on the proportion of gross proceeds raised to the total gross proceeds expected to be raised when the Offering is complete. As of June 30, 2018 and December 31, 2017, there were no organizational expenses included as a general and administrative expense in the statements of operations. As of June 30, 2018 and December 31, 2017, approximately $1.1 million and $1.0 million, respectively, of offering costs had been amortized and were included in the statements of members’ equity. Included in 2018 and 2017 deferred costs are offering costs relating to offerings subsequent to the initial offering.

Settling Subscriptions

Settling subscriptions presented on the balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

 Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a variable interest entity (“VIE”) or through our voting interest in a voting interest entity (“VOE”) and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment annually or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for six months ended June 30, 2018 and 2017.

Real Estate Debt Investments

Our real estate debt investments are considered to be classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to continual analysis for potential loan impairment.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued ASC Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

F-8

We have certain investments that are legally structured as equity investments with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our shareholders, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company has adopted a redemption plan whereby, on a monthly basis, an investor has the opportunity to obtain liquidity monthly, following a minimum 60-day waiting period after submitting their redemption request. Pursuant to the Company’s redemption plan, a shareholder may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions are also subject to declining discounts on the redemption price over the course of the time the shareholder has held the shares being redeemed.

In accordance with the SEC’s current guidance on redemption plans, we intend to limit redemptions in any calendar month to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is less than or equal to 0.50% of the NAV of all of our outstanding shares as of the first day of such calendar month, and intend to limit the amount redeemed in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the number of common shares available for redemption in any given month or quarter, as these commercial real estate assets are paid off or sold, but we do not intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the Fundrise Platform to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT.

Therefore, a shareholder may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Income Taxes

The Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, commencing with the taxable year ending December 31, 2016. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its shareholders (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its shareholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements during the six months ended June 30, 2018 and 2017. Additionally, no gross deferred tax assets or liabilities have been recorded as of June 30, 2018 or December 31, 2017.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

F-9

Revenue Recognition

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on senior debt investments classified as held to maturity securities, and investments in joint ventures that are accounted for using the cost method if the terms of the equity investment include terms that are akin to interest on a debt instrument.

Recent Accounting Pronouncements

Under Section 107 of the Jumpstart Our Business Startups Act, of 2012 we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards.  This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.  We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have difference effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B).  By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU No. 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 for one year, which would make the guidance effective for the Company’s first fiscal year beginning after December 15, 2018. The Company is continuing to evaluate the impact of ASU 2014-09.

In January 2016, the FASB issued Accounting Standards Update 2016-01 (“ASU 2016-01”), Financial Instruments – Overall, which changes the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The FASB also clarifies the guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018. The guidance should be applied prospectively from that date. Early adoption is permitted regarding the guidance on the presentation of the change in fair value of financial liabilities under the fair value option for financial statements that have not been issued. We do not anticipate the adoption will have a significant impact on the presentation of these financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). The core principle of the standard is that a lessee should recognize the assets and liabilities that arise from leases. A lessee should recognize in its statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. The standard is effective on January 1, 2020, with early adoption permitted. We are currently evaluating the impact this new standard will have on our financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2020. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

In August 2016, the FASB issued Accounting Standards Updated 2016-1 (“ASU 2016-15”), Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which provides guidance on the presentation and classification in the statement of cash flows for specific cash receipt and payment transactions, including debt prepayment or extinguishment costs, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims and corporate-owned life insurance policies, and distributions received from equity method investees. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

F-10

In November 2016, the FASB issued Accounting Standards Updated 2016-18 (“ASU 2016-18”) Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The changes in restricted cash and restricted cash equivalents during the period should be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. When cash, cash equivalents, restricted cash or restricted cash equivalents are presented in more than one-line item within the statement of financial position, an entity shall calculate a total cash amount in a narrative or tabular format that agrees to the amount shown on the statement of cash flows. Details on the nature and amounts of restricted cash should also be disclosed. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period. This standard has no material impact on the presentation of these financial statements.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company's investments in equity method investees as of and for the periods presented (amounts in thousands):

	For the Six Months Ended June 30, 2018	For the Year Ended December 31, 2017
Beginning balance	$46,074	$41,466
New investments in equity method investees	18,531	9,818
Distributions received	(11,411)	(5,762)
Equity in earnings (losses) of equity method investees	400	552
Ending balance	$53,594	$46,074

As of June 30, 2018 and December 31, 2017, the Company's investments in companies that are accounted for on the equity method of accounting consist of the following:

1)	Acquired in 2016, a 70% non-controlling member interest in Jax2 JV LLC, whose activities are carried out through the following wholly-owned assets: Reserve at Mandarin LLC, a rental property in Jacksonville, FL, built in 1983; and Beacon Point LLC, a rental property in Jacksonville, FL, built in 1986.

2)	Acquired in 2016, a 95% non-controlling member interest in Fundrise Insight One LLC, whose activities are carried out through the following wholly-owned assets: Canterbury Square, a low-rise apartment complex in Fort Belvoir, VA; Sacramento Square, a garden-style apartment complex in Alexandria, VA; and Lancaster Mill, a garden-style apartment in Woodbridge, VA.

3)	Acquired in 2016, a 90% non-controlling member interest in Fundrise Peak I, LLC, whose activities are carried out through The Villas at Meadow Springs, an apartment complex located in Richland, WA.

4)	Acquired in 2017, a 50% non-controlling member interest in Grand Reserve at Pavilions LP, whose activities are carried out through the following wholly-owned assets: Pavilion Crossings Apartments, a rental property in Charlotte, NC, built between 2000 and 2003.

5)

Acquired in 2018, a 70% non-controlling member interest in Aspect Promenade JV LP, whose activities are carried out through the following wholly-owned assets: Bella Apartments, a rental property in Kissimmee, FL, built in 2010.

F-11

The combined results of operations and financial position of the Company’s equity method investments are summarized below for June 30, 2018 (dollars in thousands):

	Jax2 JV LLC	Fundrise Insight One LLC	Fundrise Peak I, LLC	Grand Reserve at Pavilions LP	Aspect Promenade JV LP
Condensed balance sheet information:	As of June 30, 2018	As of June 30, 2018	As of June 30, 2018	As of June 30, 2018	As of June 30, 2018
Real estate assets, net	$51,775	$64,350	$35,521	$49,991	$70,726
Other assets	2,236	6,921	676	1,857	4,440
Total assets	$54,011	$71,271	$36,197	$51,848	$75,166

Mortgage notes payable	$48,340	$50,000	$29,886	$35,137	$49,160
Other liabilities	748	991	330	491	816
Equity	4,923	20,280	5,981	16,220	25,190
Total liabilities and equity	$54,011	$71,271	$36,197	$51,848	$75,166
Company’s equity investment	$3,450	$17,538	$6,418	$8,110	$18,078

	Jax2 JV LLC	Fundrise Insight One LLC	Fundrise Peak I, LLC	Grand Reserve at Pavilions LP	Aspect Promenade JV LP
Condensed income statement information:	For the Six Months Ended June 30, 2018	For the Six Months Ended June 30, 2018	For the Six Months Ended June 30, 2018	For the Six Months Ended June 30, 2018	For the Six Months Ended June 30, 2018
Total revenue	$3,843	$3,464	$2,093	$2,440	$584
Total expenses	3,456	3,428	2,021	2,220	698
Net income (loss)	$387	$36	$72	$220	$(114)
Company’s equity in net income (loss) of investee	$271	$34	$65	$110	$(80)

F-12

The combined results of operations and financial position of the Company’s equity method investments are summarized below (amounts in thousands):

	Jax2 JV LLC	Fundrise Insight One LLC	Fundrise Peak I, LLC	Grand Reserve at Pavilions LP
Condensed balance sheet information:	As of December 31, 2017	As of December 31, 2017	As of December 31, 2017	As of December 31, 2017
Real estate assets, net	$52,038	$67,753	$36,783	$50,156
Other assets	1,686	1,332	1,100	2,623
Total assets	$53,724	$69,085	$37,883	$52,779

Mortgage notes payable	$34,972	$49,446	$29,906	$34,841
Other liabilities	327	714	323	1,252
Equity	18,425	18,925	7,654	16,686
Total liabilities and equity	$53,724	$69,085	$37,883	$52,779
Company’s equity investment	$12,897	$17,977	$6,857	$8,343

	Jax2 JV LLC	Fundrise Insight One LLC	Fundrise Peak I, LLC	Grand Reserve at Pavilions LP
Condensed income statement information:	For the Six Months Ended June 30, 2017	For the Six Months Ended June 30, 2017	For the Six Months Ended June 30, 2017	For the Six Months Ended June 30, 2017
Total revenue	$3,395	$3,339	$2,074	$866
Total expenses	3,223	3,356	1,943	788
Net income (loss)	$172	$(17)	$131	$78
Company’s equity in net income (loss) of investee	$120	$(16)	$118	$39

4.	Real Estate Debt Investments

As of June 30, 2018 and December 31, 2017, none of our real estate debt investments are considered impaired, and no impairment charges have been recorded in these financial statements. The following table describes our real estate debt investments activity (amounts in thousands):

Real Estate Debt Investments:	For the Six Months Ended June 30, 2018	For the Year Ended December 31, 2017
Beginning balance	$-	$-
Investments (1)	6,500	-
Ending balance	$6,500	$-

(1)	Investments as of June 30, 2018 include two new preferred equity investments added during the six months ended June 30, 2018. During the year ended December 31, 2017, we had no real estate debt investments.

As of June 30, 2018 and December 31, 2017, there were no discount or origination costs or fees that were includable in the carrying value of our real estate debt investments.

F-13

  The following table presents the Company’s investments in real estate debt investments, as of June 30, 2018 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost(1)	Future Funding Commitments	Carrying Value
Preferred equity	2	$6,500	$7,500	$6,500
Balance as of June 30, 2018	2	$6,500	$7,500	$6,500

(1)	For debt investments, this only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.

The following table presents certain information about the Company’s investments in real estate debt investments, as of June 30, 2018, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Preferred equity	2	$-	$6,500	$-	$-
Balance as of June 30, 2018	2	$-	$6,500	$-	$-

Credit Quality Monitoring

The Company’s debt investments and preferred equity investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have interests in real estate similar to the interests just described. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of June 30, 2018 and December 31, 2017, all investments are considered to be performing. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

5.	Distributions

Distributions are calculated based on shareholders of record each day during the distribution period.

F-14

 The table below outlines the Company’s total distributions declared to shareholders and distributions relating to the Sponsor and its affiliates for the six months ended June 30, 2018 and the year ended December 31, 2017 (all amounts are in thousands except per share data):

	For the Six Months Ended June 30, 2018
	Shareholders
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of June 30, 2018	Payment Date	Total Declared
February 1, 2018 through February 28, 2018	0.0016438356	$307		1/26/18	$308	4/11/18	$1
March 1, 2018 through March 31, 2018	0.0016438356	348		2/27/18	348	4/11/18	1
April 1, 2018 through April 30, 2018	0.0016438356	338		3/28/18	-	7/11/18	1
May 1, 2018 through May 31, 2018	0.0016438356	370		4/30/18	-	7/11/18	1
June 1, 2018 through June 30, 2018	0.0016438356	384		5/29/18	-	7/11/18	1
July 1, 2018 through July 31, 2018	0.0016438356	406	(2)	6/28/18	-	10/21/18	1
Total		$2,153			$656		$6

	For the Year Ended December 31, 2017
	Shareholders
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared	Date of Declaration	Total Paid/Reinvested as of December 31, 2017	Payment Date	Total Declared
February 9, 2017 through March 31, 2017	0.0014504432	$367	2/9/17	$367	4/12/17	$1
April 1, 2017 through June 30, 2017	0.0021917808	982	3/21/17	982	7/13/17	4
July 1, 2017 through September 30, 2017	0.0021917808	1,075	6/26/17	1,075	10/9/17	4
October 1, 2017 through December 31, 2017	0.0022465753	1,256	9/27/17	-	1/9/18	4
January 1, 2018 through January 31, 2018	0.0016438360	325	12/22/17	-	4/11/18	1
Total		$4,005		$2,424		$14

(1) Total distributions declared to related parties is included in total distributions declared to all shareholders.

(2) The liability for the July 2018 distribution was estimated based on the daily distribution per-share amount multiplied by the number of shareholders as of the date of the preparation of the June 30, 2018 financial statements, and is scheduled to be paid within three weeks after the end of September 30, 2018.

6.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

F-15

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

With the exception of real estate debt investments, the carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature as they are Level 1 assets. The aggregate fair value of our real estate debt investments is based on unobservable Level 3 inputs, which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates. As a result of this assessment, as of June 30, 2018 and December 31, 2017, management estimated the fair value of our real estate debt investments to be approximately $6.5 million and $0, respectively.

7.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager receive fees, reimbursements, and compensation in connection with the Company’s public offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager will be reimbursed for organizational and offering expenses incurred in conjunction with the Offering. The Company will reimburse the Manager, subject to the reimbursement limit previously described, for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. See Note 2 – Summary of Significant Accounting Policies – Organizational and Offering Costs.

An asset management fee is owed quarterly to the manager. From January 1, 2016 through April 30, 2017, the Company paid the Manager a quarterly asset management fee of one-fourth of 1.00%. Beginning on May 1, 2017, the quarterly asset management fee was changed to one-fourth of 0.85%, which was based on our NAV at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%.

During the six months ended June 30, 2018 and June 30, 2017, asset management fees of approximately $298,000 and $228,000, respectively, have been incurred. As of June 30, 2018 and December 31, 2017, approximately $156,000 and $128,000, respectively, of asset management fees remain payable to the Manager.

Additionally, the Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2018 and December 31, 2017, the Manager has not designated any asset as non-performing and no special servicing fees have been paid to the Manager.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. As of June 30, 2018 and December 31, 2017, no equity investments had been acquired or disposed of, and accordingly no disposition expenses were reimbursed.

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Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC or its affiliates may close and fund a loan or other investment prior to it being acquired by us. The ability to warehouse investments allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition.

For situations where our sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the shareholders and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During six months ended June 30, 2018 and 2017, fees of $8,000 and $8,000, respectively, were paid to the Independent Representative as compensation for those services.

Fundrise, L.P., Member

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, Fundrise L.P. may provide capital to Fundrise Lending, LLC for the purposes of acquiring investments where there would otherwise be insufficient capital. During the six months ended June 30, 2018 and the year ended December 31, 2017, Fundrise, L.P. did not provide capital to Fundrise Lending, LLC for the purposes of acquiring investments on behalf of the Company.

Fundrise, L.P. is a member of the Company and holds 19,900 shares as of June 30, 2018 and December 31, 2017. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp, Member and Sponsor

As a means to provide liquidity during capital raising periods, Rise Companies Corp. issued a promissory grid note to the Company and its affiliates in the amount of $10.0 million. The loan bears a 3.0% interest rate and expires on January 31, 2019. The total drawn between the eight noteholders may not exceed $10.0 million. During the six months ended June 30, 2018 and 2017, the Company incurred interest on the grid note of approximately $0 and $25,000, respectively. As of June 30, 2018 and December 31, 2017, there was no grid note outstanding.

During the six months ended June 30, 2017, Rise Companies Corp. issued a one-off promissory note to the Company in the principal amount of $2,100,000. The loan bore a 3.0% interest rate and expired on December 31, 2017. As of June 30, 2017, the Company had drawn against the one-off promissory note in an amount of $1,500,000 and had repaid principal in an amount of $1,300,000. Interest in an amount of approximately $8,000 was incurred.

Rise Companies Corp. is a member of the Company and holds 350 and 350 shares as of June 30, 2018 and December 31, 2017, respectively.

Executive Officers of Our Manager

As of the date of these financial statements, the executive officers of our Manager and their positions and offices are as follows:

Name	Position
Benjamin S. Miller	Chief Executive Officer and Interim Chief Financial Officer and Treasurer
Brandon T. Jenkins	Chief Operating Officer
Bjorn J. Hall	General Counsel, Chief Compliance Officer, and Secretary

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and Director of our Sponsor since its inception on March 14, 2012. As of February 9, 2016, Ben is also serving as Interim Chief Financial Officer and Treasurer of our Manager.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in the same role for our Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate.

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Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014.

8.	Economic Dependency

Under various agreements, the Company has engaged or will engage Fundrise Advisors, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Fundrise Advisors, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

9.	Commitments and Contingencies

Legal Proceedings

As of the date of the financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

Liquidation Support

Our target liquidating distribution is equal to a 20.00% average, annual non-compounded return as calculated and described below. Our Manager has entered into an agreement to make a payment to us of up to $500,000 if the distributions we pay upon liquidation (together with any distributions made prior to liquidation) are less than a 20.00% average annual non-compounded return. More specifically, our Manager will make the following payments to us upon liquidation if we are unable to achieve an average annual non-compounded return of at least 20.00%:

Average Annual Non-Compounded Return	Liquidation Support Payment
17.00% or less	$500,000
17.10% to 18.00%	$400,000
18.10% to 19.00%	$300,000
19.10% to 19.90%	$200,000
20.00% or greater	$-

10.	Subsequent Events

The Company has made additional investments of approximately $14.2 million.

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